Filed by Voya Series Fund, Inc. (SEC File Nos.:033-41694; 811-06352) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

April 1, 2015

Voya Investment Management

Client Talking Points

Voya Large Cap Growth Fund

Voya Investment Management (formerly, ING U.S. Investment Management) has announced the following changes to the Fund.

Planned Change(s)	Effective Date (on or about)	Merging Fund Name	Surviving Fund Name
Reorganization	October 23, 2015	Voya Large Cap Growth Fund	Voya Growth Opportunities Fund (to be renamed Voya Large-Cap Growth Fund upon the Reorganization)

The Board of Trustees/Directors (the “Board”) of Voya Large Cap Growth Fund (“Large Cap Growth Fund”) and Voya Growth Opportunities Fund (“Growth Opportunities Fund”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the Voya Large Cap Growth Fund is required before the Merger may take place.

▪	What is happening?
o	On March 12, 2015, each Fund’s Board approved a proposal to merge Voya Large Cap Growth Fund into Voya Growth Opportunities Fund.
o	Shareholders of Large Cap Growth Fund will be sent a combined proxy statement and prospectus on or about July 24, 2015.
o	A shareholder meeting will be held on or about September 22, 2015.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about October 23, 2015.
o	Voya Investment Management Co. LLC (“Voya IM”) serves as sub-adviser to both Large Cap Growth Fund and Growth Opportunities Fund. If the Merger is approved, shareholders in Large Cap Growth Fund will become shareholders in Growth Opportunities Fund, which will be renamed Voya Large-Cap Growth Fund, as of the close of business on or about October 23, 2015.
o	A prospectus supplement was filed on or about April 2, 2015 to notify shareholders of the changes.

April 1, 2015

Client Talking Points

▪	Why is the Merger proposed?
o	Voya Investments LLC (“VIL”) the investment adviser to Large Cap Growth Fund (the “Adviser”) and its affiliates are conducting a comprehensive review of the mutual funds offered within the Voya mutual funds’ complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the Voya mutual funds’ complex.
o	Similarities in investment objectives of each Fund.
o	Shareholders will benefit from the increased scale of the combined funds.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?

As described in the chart that follows, the Funds have similar investment objectives.

	Large Cap Growth Fund	Growth Opportunities Fund
Investment Objective	The Fund seeks long-term capital growth.	The Fund seeks long-term capital appreciation.

▪	What is the experience of the Voya Investment Management Team?

Both the Large Cap Growth Fund and Growth Opportunities Fund are managed by the Voya IM team of Jeffrey Bianchi, Christopher Corapi, and Michael Pytosh.

Jeffrey Bianchi, CFA

Portfolio Manager

Mr. Bianchi, CFA, Portfolio Manager of Voya IM's large cap growth and mid cap growth strategies, joined Voya IM in 1994 as a quantitative analyst and later became a fundamental research analyst in 1995. Mr. Bianchi has had primary responsibility for the health care sector as well as other growth sectors, including technology and consumer. He assumed assistant portfolio management duties on the large cap growth strategy in 2000, and was named a portfolio manager on the strategy in 2008. He also assumed portfolio manager responsibilities of the mid cap growth strategy in 2005.

Christopher F. Corapi

Portfolio Manager and Chief Investment Officer of Equities

Mr. Corapi, Portfolio Manager and Chief Investment Officer of equities, joined Voya IM in February 2004. Prior to joining Voya IM, Mr. Corapi served as global head of equity research at Federated Investors since 2002. He served as head of U.S. equities and portfolio manager at Credit Suisse Asset Management beginning in 2000 and head of emerging markets research at JPMorgan Investment Management beginning in 1998.

Michael Pytosh

Portfolio Manager and Head of Equities

Mr. Pytosh, Portfolio Manager and Head of Equities, joined Voya IM in 2004 as a senior analyst covering the technology sector. Prior to 2004, Mr. Pytosh was with Lincoln Equity Management, LLC, since 1996, where he started as a technology analyst and ultimately took on the role of the

April 1, 2015

Client Talking Points

firm's president. Prior to that, Mr. Pytosh was a technology analyst at JPMorgan Investment Management and an analyst at Lehman Brothers.

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Fund, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Funds discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of Voya Large Cap Growth Fund with and into Voya Growth Opportunities Fund, please call Voya Investment Management toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Fund(s) carefully before investing. For a free copy of the Fund’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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